Sub-Item 77D: Policies with Respect to Security Investments
Effective April 30, 2014, the Goldman Sachs Money Market Fund (the "Fund") Fund changed its industry concentration policy to permit (but not require) the Fund to invest more than 25% of its total assets in obligations (other than commercial paper) issued or guaranteed by U.S. banks and U.S. branches of U.S. or foreign banks and repurchase agreements and securities loans collateralized by such bank obligations. The changes are reflected in Post-Effective Amendment No. 51 to the Registrant's Registration Statement on Form N-1A filed with the Securities and Exchange Commission on April 30, 2014 (Accession No. 0001193125-14-170917), which is incorporated herein by reference.